UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 11, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒                                                               Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                                                                    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                                                                    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                                                                    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), in compliance with article 157, §4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, as amended, hereby informs its shareholders and the market in general that Fibria Overseas Finance Ltd., company controlled by Fibria, priced and issue, on the date hereof, in the international market, notes with a ten (10) year tenor, in an aggregate principal amount of US$ 700,000,000.00, with 5.50% coupon (“Notes”). The settlement date is expected to be on January 17, 2017, with maturity on January 2027.

The Notes are guaranteed by the Company and the issuance thereof is aligned with the strategy to strengthen its cash position, given the favorable market conditions. . The net proceeds from the issuance and sale of the notes will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals.

The offering of these securities is being made under an effective shelf registration statement on file with the SEC. This notice to the market shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

São Paulo, January 11, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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